March 21, 2013

Attn: Andrew D. Mew, Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           ALCO Stores, Inc.
Form 10-K for the Fiscal Year Ended January 29, 2012
Filed April 13, 2012
File No. 000-20269

Dear Mr. Mew:

We are in receipt of your letter dated March 8, 2013 in which you have reviewed and commented on our financial statements and related disclosures.  The Company acknowledges (1) that it is responsible for the adequacy and accuracy of the disclosure in the filings; (2) that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and, (3) that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  The following is our response to or further clarifications in relation to your inquiries.  For your convenience we have repeated your original comments.

Form 10-K for the Fiscal Year Ended January 29, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation
Fiscal 2012 Compared to Fiscal 2011, page 9

1. We note your response to comment 3 in our letter dated January 25, 2013, as well as your disclosure on page 8 that you initiated your transactional web site during November 2011 and that you are currently in the process of expanding product selection and vendor categories. Within your discussion of same-store sales and other sections of MD&A, please break out amounts related to E-commerce to the extent these sales exhibit different trends, such as growth rates.

Response:

The Company, in all future filings, will within the discussion of same-store sales and other sections of MD&A, break out amounts related to E-commerce.

Liquidity and Capital Resources, page 12

2. We note your disclosure of your borrowing arrangements on pages 12 and 13. In the interest of enhanced transparency, please consider whether the inclusion of a tabular disclosure of the average amount outstanding during the period, maximum amount outstanding at month-end during the period, and amount outstanding as of period end for each of your borrowing types accompanied by your related discussion and analysis would be beneficial to financial statement users.

Response:

The Company, in all future filings, will include a tabular disclosure of the average amount outstanding during the period, maximum amount outstanding at month-end during the period, and amount outstanding as of period end for each of the borrowing types accompanied by related discussion and analysis.

Item 8. Financial Statements and Supplementary Data

Statements of Cash Flows, page 18

3. We note your response to comment 6 in our letter dated January 25, 2013. ASC 230-10-45-9 permits net reporting of cash receipts and payments in the statement of cash flows provided that the original maturity of the debt is three months or less. Please provide us with a detailed explanation of your borrowing arrangements specifically including a discussion of the contractual maturities of amounts borrowed and repayment terms. Please also tell us why your borrowings meet the criteria for net presentation as stated within ASC 230-10-45-9.

Response:

On July 21, 2011, the Company entered into a five-year revolving Credit Agreement (the a“Facility”) with Wells Fargo Bank, National Association and Wells Capital Finance, LLC (collectively “Wells Fargo”). The $120.0 million Facility expires July 20, 2016. The loan agreement contains various restrictions that are applicable when outstanding borrowings exceed $102.0 million, including limitations on additional indebtedness, prepayments, acquisition of assets, granting of liens, certain investments and payments of dividends. The Company’s loan agreement contains various covenants including limitations on additional indebtedness and certain financial tests, as well as various subjective acceleration clauses.

The balance sheet classification of the borrowings under the revolving loan credit facility has been determined in accordance with ASC 470-10-45, Classification of Revolving Credit Agreements Subject to Lock-Box Arrangements and Subjective Acceleration Clauses. Borrowings outstanding under a revolving credit agreement that includes both a subjective acceleration clause and a requirement to maintain a springing lock-box arrangement are classified based on the provisions of paragraph 470-10-45-2 because the lock-box remittances do not automatically reduce the debt outstanding. As of January 29, 2012, the Company was in compliance with all covenants contained in the Facility and assessed the probability that the creditor would accelerate the due date of the debt by exercising the subjective acceleration clauses of the Facility before its scheduled maturity in 2016 as remote.. Accordingly, this obligation has been classified as a long-term liability in the balance sheet.

The Company is aware of the guidance in ASC 230-10-45-7 through ASC 230-10-45-9; however, because the Company’s banking arrangements provide for daily borrowings and repayments on the revolving loan, the Company believes that the presentation of a net borrowings (repayments) amount in the statement of cash flows provides the reader of these financial statements a clearer understanding of the Company’s financing cash flows.  Advances on the Company’s revolving loan are used primarily to fund payments for inventory purchases from vendors; these advances are paid-down daily with store collections.  Borrowings on the revolving loan may be repaid and re-borrowed over the term of the arrangement at the Company’s discretion, and in the Company’s case, such borrowings, repayments and re-borrowings do occur on a daily basis

Based on the above, the company believes that its presentation of net activity on its revolving loan is consistent with the guidance in ASC 230-10-45-8, which indicates that net presentation is appropriate “where turnover is quick, the amounts are large, and the maturities are short”.

Note 2. Inventories, page 22

4. We note your response to comment 7 in our letter dated January 25, 2013. Please explain in further detail what you refer to in your response as “additional data,” how you obtained it, why you did not have access to it earlier and why it enabled you to change from RIM to WAC in fiscal year 2012.

Response:

New senior financial management joined the Company in the fall of fiscal year 2011, and determined WAC to be a better method of inventory costing than LIFO RIM.  At that time, the Company also determined that we did not have a sufficient level of detailed data to make the change to the WAC method in fiscal year 2011.  The additional level of detail information required was the actual store level inventories extended at WAC.  Each year the Company conducts a physical inventory at least once in all of its stores.  During fiscal year 2011, these physical inventories were conducted from February through October and then finally in the month of January.  There were no physical inventories conducted during November and December.  Therefore, although the Company determined that the WAC method was preferable in the fall of fiscal year 2011, we no longer had the WAC associated with the physical inventories that were performed during the beginning of the year.  As such, the Company used fiscal year 2012 physical inventories to make the WAC method calculations.

Feel free to contact me directly at (785) 263-3350 x164 if you have any questions or require additional information.

Sincerely,

/s/ Wayne S. Peterson
Wayne S. Peterson
Senior Vice President and
Chief Financial Officer
ALCO Stores, Inc.